Exhibit 99.1

NEWS RELEASE

YAMANA PROVIDES 2010 OPERATING RESULTS, OUTLOOK FOR 2011 - 2014 AND UPDATE ON CHAPADA PRODUCTION PLAN

TORONTO, ONTARIO, January 11, 2011 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today provided operational results for the full year 2010, the Company’s outlook on future production, costs, capital expenditures and exploration budget and an update on Chapada’s production profile.

2010 Operational Highlights

•	Fourth quarter production of 286,000 GEO, an increase of 7% from the previous quarter and the third consecutive quarterly production increase.

•	2010 production of 1,046,500 gold equivalent ounces (GEO), in-line with previously stated guidance, and an increase from 2009 production.

•	Cash costs for the full year 2010 were less than $125 per GEO(1), after by-product credits, lower than previously stated guidance of less than $175 per GEO.

Outlook Highlights

•	2011 production is expected to be in the range of 1.04 - 1.14 million GEO.

•	2012 production is expected to be in the range of 1.20 - 1.32 million GEO, an increase of 27% versus 2010 levels as development projects commence production.

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Production will further increase in 2013 and is expected to be in the range of 1.46 - 1.68 million GEO, an increase of approximately 60% versus 2010, as the Company’s development projects continue to achieve full production.

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2014 production is targeted at more than 1.7 million GEO as development projects achieve full production or any further exploration successes and optimizations and expansions that are presently underway are completed.  This represents production growth over four years of approximately 65% from 2010 production levels. This production growth does not include additional production from new projects, expansions and optimizations now under evaluation.

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All amounts are expressed in United States Dollars unless otherwise indicated.  2010 production and costs exclude discontinued operations.
1.	By product cash costs are Non-GAAP measures. A definition is provided at the end of this press release.

“In 2010, we continued to focus on consistency and reliability in our operations to create a sustainable production platform with comparatively low cash costs. Production and costs after credits for 2010 were within expected ranges, a clear demonstration of the commitment toward, and achievement of, this objective.  I am pleased with the accomplishments of the Company this year and look forward to delivering on industry-leading production growth over the next few years,” commented Peter Marrone, Chairman and Chief Executive Officer. “Planned production increases result from the start-up of development projects, for which construction decisions have already been made. In addition, the optimizations and expansions that are ongoing at our currently operating mines will further maximize value.  Yamana is in a unique position as we deliver significant production growth, all of which is fully-funded from cash flow and available cash, and, at the same time, we expect to generate free cash flow throughout this growth phase, and increase our cash balances. Yamana continues to execute on a superior organic growth profile and strategic initiatives which provide a compelling value proposition for investors over the next few years.”

2010 PRELIMINARY OPERATING RESULTS

Production and costs for 2010 were within previously provided guidance. For the full year ended December 31, 2010, total production for the Company was approximately 1,046,500 GEO consisting of 863,000 ounces of gold and 10,085,000 ounces of silver which is represented on a gold equivalent basis.  Production during Q4 2010 increased to approximately 286,000 GEO, an increase of 7% from Q3 2010.  Chapada copper production for the year was 149 million pounds, with 40 million pounds having been produced in Q4 2010.

Production on a mine-by-mine basis for Q4 2010 and for the full year is summarized in the table below:

Preliminary Production (GEO)	Q4 2010	2010
Chapada	37,000	135,648
El Peñón	114,000	428,134
Gualcamayo	36,000	134,901
Jacobina	34,000	122,443
Minera Florida	32,000	105,556
Fazenda Brasileiro	20,000	70,232
Alumbrera (12.5%)	13,000	49,595
Total Production (GEO)	286,000	1,046,509
Total Copper (M lbs.)(Chapada)	40	149

Production levels at most of the Company’s operating mines were within expected ranges.  A summary of certain details by mine follows:

•	El Peñón production of more than 428,000 GEO exceeded guidance and represents an increase of almost 9% versus 2009.
•	Jacobina produced at the high end of its estimated guidance range reaching 122,443 ounces for the year, an increase of almost 10% versus 2009.
•	Minera Florida produced 105,556 GEO, which was consistent with guidance despite the disruption in operations for a period of time after an earthquake in Chile early in 2010.
•	Chapada generally met expected production levels, achieving 135,648 gold ounces and 149 million pounds of copper for the year.

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Gualcamayo production was impacted throughout Q3, and a portion of Q4, of 2010 as the Company implemented plans for improvements in recovery and increases in capacity to 1,500 tonnes per hour, which were completed by the middle of Q4, and should positively impact 2011 and thereafter.

Of note in Q4, 2010, December production from all mines reached a high of 101,000 GEO, with Minera Florida and Gualcamayo achieving production levels of approximately 12,400 GEO and 14,100 ounces of gold, respectively.  For Minera Florida, normalized quarterly production, before production increases resulting from the expansion which is in progress, should be just below Q4 production levels. For Gualcamayo,  December production demonstrates the initial positive impact of the efforts undertaken for improvements in recovery and increases in capacity as noted above.

Cash costs in Q4 2010 and for the full year of 2010, (excluding Alumbrera) are estimated to be below $50 and below $125 per GEO, respectively, better than previously provided cost guidance of below $175 per GEO.  Cash costs are calculated after by-product credits.  Co-product cash costs for the full year 2010 are expected to be approximately $450 per GEO.

PRODUCTION OUTLOOK 2011-2014

Production in 2011 is expected to increase from 2010 as optimizations and expansions become effective and grades improve at several operations.  Production in 2011 is targeted to be in the range of 1.04 to 1.14 million GEO, in line with previous guidance.

Production in 2012 is expected to increase by 27% from 2010 levels to between 1.2 to 1.33 million GEO as preliminary production is expected from the Minera Florida expansion and the Mercedes mine, as both projects advance to full production and capacity levels.   C1 Santa Luz and Ernesto / Pau a Pique are also expected to start contributing to production by the end of 2012.

Production in 2013 is expected to increase by 60% from 2010 levels to between 1.46 and 1.68 million GEO, with new contributions expected from Pilar, and full year of production at Mercedes, C1 Santa Luz, and Ernesto/Pau a Pique.

Planned production for 2014, with the completion of the four development projects and expansions, is expected to be more than 1.7 million GEO, although further guidance on production will be provided as the development of contributing projects further advances.

Estimated production on a mine-by-mine basis for 2011-2012 is detailed below:

Estimated Production (GEO)	2011E	2012E
Chapada	130,000 - 140,000	125,000-140,000
El Peñón	420,000 - 440,000	420,000-450,000
Gualcamayo	150,000 - 170,000	165,000-180,000
Jacobina	120,000 - 135,000	130,000-145,000
Minera Florida	115,000 - 130,000	140,000-155,000
Fazenda Brasileiro	60,000 - 80,000	60,000-70,000
Alumbrera (12.5%)	40,000 - 50,000	40,000-50,000
Development Projects		115,000-135,000
Total GEO	1,035,000 - 1,145,000	1,195,000-1,325,000
Total Copper (M lbs)(Chapada)	145 - 160	140-160

Silver production is expected to be close to nine million ounces in each of these years.  Silver production is reported as a gold equivalent and included in the above forecasts at a ratio of 50:1.

The realization of these expectations will partially depend on the successful startup and ramp up of the Company’s current growth projects:  Mercedes, Ernesto/ Pau a Pique, C1 Santa Luz and Pilar.  The expected average annual production of these projects, once in full operation, is detailed below:

Project	Expected Average Annual Production
Mercedes	120,000
Ernesto / Pau a Pique	100,000
C1 Santa Luz	100,000
Pilar	120,000

Equally, the Company is pursuing further optimizations and expansions of current and planned mines that would further increase production, all of which are being evaluated in 2011.  These efforts focus on possible expansions at Pilar and Mercedes which would depend on resource increases which are pending.  Production increases at Jacobina are also under evaluation as new discoveries of resources at higher grade are made.  Finally, the Company is also advancing the Jeronimo project in Chile with a planned new reserve estimate mid 2011 and feasibility study by end of year.  These optimizations, expansions and new projects would contribute to production above the current planned level beginning in 2014.

CASH COSTS

Estimated cash costs for 2011 through 2013 are forecasted to be below $250 per GEO.  Cash costs are calculated after base metal by-product credits.

CAPITAL AND EXPLORATION

Capital expenditures for 2011 are expected to be approximately $640 million, excluding capitalized exploration, of which $200 million is for sustaining capital.  The 2011 sustaining capital includes approximately $50 million of spending on new initiatives relating to improvements in safety and environment, along with  optimizations that will contribute to further efficiencies at all of the Company’s operations.   Development capital for 2011 includes the development of Pilar and the Gualcamayo expansion, for which construction decisions were made in mid 2010 and thereby supplements previously provided guidance. Development capital also includes construction for the first phase of development of Suruca, a project for which a pre-feasibility study was only recently completed, which will contribute to Chapada’s gold production.  These projects account for approximately $170 million in capital spending in 2011. Total development capital for each development project remains within expectations as noted in previous feasibility studies and guidance.

The Company expects to spend approximately $85 million on exploration, a continuation of the successful 2010 program.  Yamana’s 2011 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore greenfield targets.

ASSUMPTIONS

The following assumptions were used for budgeting purposes:

Metal Prices

	2011E	2012E	2013E
Gold US$ /ounce	1,225	1,300	1,300
Silver US$/ounce	24.50	26	26
Copper US$/lb	3.40	3.40	3.40

Currency

	2011E	2012E	2013E
Brazilian Real / US$	1.80	1.80	1.80
Argentine Peso / US$	4.00	4.50	4.70
Chilean Peso / US$	500.00	500.00	500.00

Inflation

	2011E	2012E	2013E
Argentina	25%	15%	15%
Brazil	7%	6%	6%
Chile	3.5%	3.5%	3%

CHAPADA UPDATE

New Chapada Production Plan - Suruca

The Company recently completed a pre-feasibility study on its 100%-owned Suruca gold deposit.  Suruca is located 6 kms northeast of the Company’s Chapada mine in Goias State, Brazil.  The Suruca pre-feasibility study was prepared on the basis of reviewing the merits of the Suruca project’s development incorporating three distinct phases or components to the project.  These are i) the processing of Suruca oxides via conventional heap leach processing (the “Oxides Phase”); ii) the production of additional gold from the Chapada ore following modifications to the Chapada processing plant (“Phase I Sulphides”); and iii) the processing of Suruca sulphides through new processing facilities to be added to the Chapada plant (“Phase II Sulphides”).

This positive pre-feasibility supports the addition to mineral reserves for Chapada of approximately 1.05 million ounces of gold, 268,000 ounces from oxides and 784,000 ounces from sulphides.

Total mineral resources and mineral reserves for Suruca are broken down as follows:

Ore	Cutoff	Indicated Mineral Resources (1)			Inferred Resources
		Au (g/t)	kt (x1000)	koz (x1000)	Au (g/t)	kt (x1000)	koz (x1000)
Oxide	0.2	0.48	19,247	298	0.39	3,755	47
Sulphide	0.3	0.50	132,114	2,127	0.39	5,423	68
Total		0.50	151,361	2,425	0.39	9,178	115
(1)	Mineral resources are inclusive of mineral reserves.

	Probable Reserves		Contained Metal (oz)
	Tonnes (tx1000)	Au (g/t)	Au (oz x 1,000)
Oxide	16,331	0.510	268
Sulphide	44,124	0.553	784
Total	60,455	0.541	1,052

Mineral reserves for Suruca are classified in accordance with the 2005 CIM Definition Standards and are based on a gold price of $900 per ounce.

The Oxides Phase and the Phase I Sulphides component of the project have a combined capex of approximately $100 million.  These two phases of the project would provide total additional gold production to Chapada of approximately 446,000 ounces at combined cash costs approximating $420 per ounce from this incremental production.  This additional production would begin in 2013 and would result in pro-forma gold production levels from Chapada averaging approximately 146,000 ounces per year over the next six years (2011 to 2016).  Chapada’s pro-forma mine life with the addition of this new project would extend to 2028.

The oxides would be produced using conventional heap leaching technology and would deliver in the order of 228,000 ounces of gold production.  Approximately 16.3 million tonnes of ore would be processed over five years achieving average annual gold production of approximately 46,000 gold ounces.  The Phase I Sulphide component of the project would deliver total gold production of approximately 218,000 ounces over the Chapada mine life.  This additional production would be the result of installing a CIL and gravity concentrator at the existing Chapada plant, which is expected to increase gold recovery by approximately 10%.

The planned Chapada gold production for the next ten years, including all three phases of the project, based on the pre-feasibility production levels, is summarized as follows:

(Production in 000s oz)	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Chapada Ore	139	131	101	104	94	87	79	55	68	70
Suruca Oxides			48	58	52	58	12
Suruca Sulphides							57	105	110	109
Total Gold Production	139	131	149	162	146	146	148	160	178	179

Subject to further feasibility work and formal board approval, the Company has included in its 2011-13 budget the capital required to advance the first two phases of the Suruca project.

The Phase II Sulphides component of the project involves the addition of new processing facilities at the Chapada plant including the installation of a third mill and additional flotation cells.  Further analysis and optimization of this phase of the project is underway as the Company would not be required to implement this part of the project until at least 2014 or 2015.  Further, the Company believes that there is significant potential to further add to the current level of mineral reserves prior to finalizing the project design.

WEBCAST

Yamana will be hosting a presentation, providing insight into this outlook on Wednesday January 12, 2011 beginning at 9:00 am EST.  The presentation will be webcast.  To participate, logon at www.yamana.com.

For further information on the audio webcast, please contact the Investor Relations Department or visit our website at www.yamana.com.

Quality Assurance and Quality Control

Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

Qualified Person

Greg Walker, P. Geo., Senior Manager Resources Estimation for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release relating to Chapada’s Suruca resources and serves as the Qualified Person as defined in National Instrument 43-101.

Evandro Cintra, P.Geo., Senior Vice President, Technical Services for Yamana Gold Inc. has reviewed and confirmed the remainder of the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
(416) 815-0220
Email:  investor@yamana.com

or

Linda Armstrong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com
www.yamana.com

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper” and “By-product cash costs per gold equivalent ounce,” to supplement its financial statements, which are presented in accordance with Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Co-product and By-product Cash Costs

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parametres as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.